Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I
Form 10-K/A for the Year Ended December 31, 2020
File No.: 001-39119

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated December 13, 2021, relating to the above-captioned Form 10/A for the year ended December 31, 2020 (“Form 10-K/A”). Captions and page references herein correspond to those set forth in amended filing of Form 10-K/A, a copy of which has been marked with the changes from the prior draft submission of Form 10-K/A.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 3 to Form 10-K filed December 10, 2021

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

1.	We note your disclosure that “[y]our controls were not effective.” Revise to clarify, if true, that your disclosure controls and procedures were not effective.

We have revised the disclosure in Item 9A of the Form 10-K/A as requested.

Securities and Exchange Commission

December 14, 2021

Management's Annual Report on Internal Control over Financial Reporting, page 1

2.	Revise to provide the disclosure required by Item 308(a)(1) of Regulation S-K.

We have revised the disclosure in the Form 10-K/A to provide the information required by Item 308(a)(1) of Regulation S-K as requested.

3.	Revise your disclosures to describe the material weaknesses regarding complex financial instruments, specifically related to the accounting for your warrants and common stock subject to possible redemption and the resulting restatements. Please amend the Form 10- K/A to include the financial statements, full Item 9A disclosure and Section 906 and 302 Certifications.

We have revised the Form 10-K/A as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Peter Lee